Exhibit 99.7

Deloitte LLP 2800 – 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8 and No. 333-194702 on Form F-3D and to the use of our reports dated March 20, 2014 relating to the consolidated financial statements of Silver Wheaton Corp. and the effectiveness of Silver Wheaton Corp.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Silver Wheaton Corp. for the year ended December 31, 2013.

Chartered Accountants
Vancouver, Canada
March 31, 2014